Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 21, 2021

Memo to Employees Regarding Announcement of Merger

When: Tuesday, September 21, 2021 [7:05 AM ET / release to cross BusinessWire at 7:00 AM ET]

From: Lily Shen

To: All Employees

Subject: Transfix Plans to Go Public Through a Merger with G Squared Ascend I Inc.

Team,

It’s a big day here at Transfix - even more so than usual!

I am so thrilled to share with you the news that Transfix is planning to go public via a merger with G Squared Ascend I Inc. (NYSE: GSQD). You should all be so proud of this milestone.

There is a lot of detail below, but first and foremost, please read this message in its entirety before sharing or discussing this news with anyone.

Ever since Drew and Jonathan founded Transfix back in 2013, we have all been working hard every day to deliver smart, simple, and sustainable solutions for shippers and carriers, powered by the best people and technology. Today, we’ve grown to nearly 300 industry and technology experts dedicated to that mission.

While the progress has been nothing short of amazing, now it is time for the next step in positioning Transfix for the future. G Squared Ascend I Inc. is a special purpose acquisition company (SPAC) sponsored by affiliates of G Squared, a growth-stage venture capital fund manager that has been an investor in Transfix since 2019. A SPAC is an investment entity created specifically as a vehicle to bring a private company like ours into the public markets. Upon closing of the transaction (expected in the first quarter of 2022), the newly combined company will become publicly listed on the NYSE under the new ticker symbol “TF.” While the expectation is that the transaction will close, it is subject to customary closing conditions including regulatory approvals, SEC review, and the approval by G Squared Ascend I Inc.’s shareholders.

This is an exciting moment for Transfix and further validation of our vision and ability to solve the most complex challenges facing the freight industry. It’s also a testament to the years of hard work and dedication from all of you.

We anticipate that this transaction will provide us with additional capital to invest in and grow our business, which may include further investment in product innovation and technology, new partnerships, geographic expansion, and strategic and targeted acquisitions. This commitment from G Squared and G Squared Ascend I Inc. is a sign of confidence in Transfix, its management, employees, and the significant opportunity ahead.

During this exciting time and beyond, the most important thing we all can do is remain focused on execution and operational excellence as we continue to serve customers.

Myself, Drew, Jonathan, along with the rest of Transfix’s executive team, are committed to the long-term success of the company and we expect that everyone will continue in our respective roles. G Squared Ascend I Inc. will nominate a new member to join the combined company Board of Directors at the close of the transaction.

We know you will have many questions about what this means for you, so a few things from a communications standpoint:

●	Press Release: A press release has been published announcing the merger with G Squared Ascend I Inc. which can be found on the new Investor Relations page (http://transfix.io/investors). Should you receive any questions or media requests regarding this transaction from external parties, please do not comment and immediately reach out to Amanda Vogel.
●	External: Shortly, I will send an email to our key partners, shippers, and carriers to share the news and assure them that we will continue to stay focused on executing for them.
●	Special All-Hands: This morning at 9 a.m. ET we will be hosting a short All Hands where we will discuss the transaction. This All Hands will not be recorded, so please do your best to attend live!
●	FAQ / Q&A: We have created this FAQ document for your review as well as an anonymous form to submit any questions that you might have. We will do our best to address any questions submitted at future All Hands.

As we enter this new chapter, there are some rules we must all immediately follow. The U.S. Securities and Exchange Commission (SEC) has strict guidelines governing public disclosures. Federal securities laws forbid you from trading based on non-public information that would advantage one potential investor over another - that includes information about our financial performance, company metrics, or upcoming plans and products. It is also illegal to provide such information to others that may trade based on that information.

Confidentiality will be critical as we move through the business combination process and assume operations as a public company. To that end, we want to share specific rules of engagement for social media and press, which I ask you to thoroughly and carefully read below.

This is a momentous day for Transfix! On behalf of Drew, Jonathan, and myself, thank you, great job, and we look forward to working with all of you in this next phase of our journey.

Lily

PLEASE READ - IMPORTANT INFORMATION REGARDING PUBLIC DISCLOSURE

Social Media

The SEC guidelines apply to social media as they do to other communications channels.

Employees are not permitted to post any content on social media (e.g. Facebook, LinkedIn, Twitter, Instagram, Clubhouse, etc.) or blogs regarding Transfix’s plans to go public through a merger with G Squared Ascend I Inc.

The one exception is today when Transfix’s social channels will share the press release and a few other posts. We strongly encourage you to re-share these posts throughout the day as they go live. Please do not create your own posts and only use approved commentary. We will prompt you in the #General Slack channel when a new post is live and provide you with approved commentary for you to re-share.

Approved commentary for the press release post:

●	Exciting news today from Transfix! [Retweet/share post from Transfix]
●	Looking forward to this next chapter and our journey ahead! [Retweet/share post from Transfix]

Approved commentary for any additional announcement posts:

●	Check out our latest [insert format e.g. blog post, article, etc.)

Transfix will continue to post content on our social platforms that does not pertain to the transaction. Employees can engage with this content as normal and can post their own content as long as it does not pertain to the transaction, comment on the financial or operational health of the business, or contain any statement that predicts, projects, or uses future events as expectations or possibilities.

Press Inquiries

Should you receive any press inquiries, please do not comment and immediately forward details of the inquiry to Amanda Vogel, who will handle media requests appropriately during this sensitive time.

General Questions

If someone asks you about the process of going public or company fundamentals, the response you should give is, “I am not the best person to answer that question.” If pushed further, you should say something like, “I would be happy to connect you with the appropriate team members who may be able to address your questions,” and share the request with Amanda Vogel.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.